April 1, 2010
R. Darrell Mounts
D 202.778.9298
F 202.778.9100
darrell.mounts@klgates.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	PERMANENT PORTFOLIO FAMILY OF FUNDS, INC.
1933 Act Registration No. 002-75661
1940 Act Registration No. 811-3379

Ladies and Gentlemen:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, transmitted herewith for electronic filing on behalf of Permanent Portfolio Family of Funds, Inc. (“Registrant”) is Post-Effective Amendment No. 38 to the Registrant’s currently effective Registration Statement on Form N-1A (“Amendment”).

The primary purpose of this Amendment is to make certain changes required due to amendments to Form N-1A in connection with the annual update of the Registrant’s registration statement, pursuant to Rule 485(a) under the Securities Act, with a designated effective date 60 days after filing pursuant to Rule 485(a)(1) under the Securities Act.

Sincerely,

/s/ R. Darrell Mounts

R. Darrell Mounts